EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the use in this Post-Effective Amendment No.1 to Registration Statement No. 333-170570 on Form S-1 of our report dated March 31, 2011 (August 25, 2011 as to the effects of the stock split described in Notes 2 and 8) relating to the consolidated financial statements of Adherex Technologies Inc. (a development stage company) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern) appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading "Experts" in such Prospectus.

/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants
Licensed Public Accountants
Ottawa, Canada
November 8, 2011